CHINA KANGTAI CACTUS BIO-TECH, INC.

NO. 99 TAIBEI ROAD

LIMIN ECONOMY AND TECHNOLOGY DEVELOPING DISTRICT

HARBIN, P.R.C. 150025

February 23, 2007

Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, DC  20549

RE:

China Kangtai Cactus Bio-Tech, Inc.

Form SB-2

Request for Withdrawal of Registration Statement

Commission File No 333-100045

Dear Mr. Riedler:

The purpose of this letter is to request withdrawal of the registration statement on Form SB-2, filed by China Kangtai Cactus Bio-Tech, Inc. (the “Company”) on December 13, 2006.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that the registration statement has not yet been declared effective and no securities were sold in the offering.

This request for withdrawal is being filed because the Company is considering commencing a private offering of its securities within the foreseeable future.  In the event the Company does elect to commence a private offering of its securities it would do so in reliance on Rule 155(c) under the Securities Act of 1933.   Accordingly, neither the Company, nor any person acting on its behalf, would commence the private offering earlier than 30 calendar days after the effective date of the withdrawal of the registration statement.  The Company would also take steps to insure that the disclosures required by subsections (4) and (5) of Regulation Section 230.155(c) are provided to each offeree in the private offering.

There is an outstanding comment letter regarding this registration statement.  In the event we elect to file a new SB-2 registration statement following completion of the contemplated private offering, we will respond to the outstanding comments in conjunction with the new filing.

Sincerely Yours,

China Kangtai Cactus Bio-Tech, Inc.

By: /s/ Chengzhi Wang

            General Manager